MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Nordion Inc.

447 March Road Ottawa, Ontario K2K 1X8

Item 2 – Date of Material Change

January 18, 2013

Item 3 – News Release

The press release attached hereto as Schedule A was disseminated through Business Wire on January 21, 2013 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering Analysis and Retrieval (EDGAR).

Item 4 – Summary of Material Change

On January 21, 2013, Nordion Inc. (“Nordion” or the “Company”) announced that it had filed an amended statement of claim against Atomic Energy of Canada Limited (AECL) in the Ontario Superior Court of Justice with regards to the Isotope Production Facilities Agreement (IPFA). The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.

In 2008, Nordion filed an initial court claim against AECL and the Government of Canada for negligence and breach of the IPFA in the amount of $1.6 billion, as well as a separate claim in an arbitration under the Interim and Long Term Supply Agreement (ILTSA) which replaced the IPFA in 2006.  The amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower. Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs.

Item 5 – Full Description of Material Change

Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, has filed an amended statement of claim against Atomic Energy of Canada Limited (AECL) in the Ontario Superior Court of Justice with regards to the Isotope Production Facilities Agreement (IPFA). The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.

Nordion and AECL entered into the IPFA on December 31, 1996. The IPFA was entered into to resolve litigation arising from AECL’s aborted MAPLE X10 project, which was intended to replace the National Universal Research (NRU) reactor. The IPFA contained provisions for the engineering, procurement, construction and commissioning of the Dedicated Isotope Facilities and provisions for the supply of and payment for radioisotopes, pending the completion of the new facility and once produced by the new facilities.

In 2008, Nordion filed an initial court claim against AECL and the Government of Canada for negligence and breach of the IPFA in the amount of $1.6 billion, as well as a separate claim in an arbitration under the Interim and Long Term Supply Agreement (ILTSA) which replaced the IPFA in 2006. The majority of the arbitration tribunal ruled 2:1 that Nordion's claim against AECL in the arbitration was precluded under the terms of the ILTSA. Although Nordion was not entitled to a remedy under the ILTSA for the unilateral termination by AECL of the construction of the MAPLE facilities, the arbitration decision left it open to Nordion to pursue the IPFA court claim which was preserved under the ILTSA. Having regard to the majority opinion in the arbitration, the amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower. Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs.

The amended statement of claim under the IPFA seeks damages against AECL for negligence and breaches of the IPFA, among other things, during design and in construction supervision and quality assurance. The damages claimed are for the recovery of Nordion’s costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the ILTSA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim that provides for the filing of the amended statement of claim by Nordion at this time. The schedule then provides for AECL to file motions if it sees fit and to file a defence. Documentary productions and discoveries are currently anticipated to begin during 2013. Based on the current schedule, the matter would not be expected to be set down for trial before mid-2014.

Nordion legal costs associated with MAPLE arbitration cost determination and the pursuit of the IPFA lawsuit against AECL currently are expected to be approximately $2 million in fiscal 2013.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

       Not applicable.

Item 8 – Executive Officer
For further information please contact Peter Dans, Chief Financial Officer at 613-592-2790.

Item 9 – Date of Report

January 25, 2013

SCHEDULE A
Press Release

For Immediate Release

Nordion Files Amended Statement of Claim in IPFA Proceedings

OTTAWA, CANADA – January 21, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, has filed an amended statement of claim against Atomic Energy of Canada Limited (AECL) in the Ontario Superior Court of Justice with regards to the Isotope Production Facilities Agreement (IPFA).  The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.

Nordion and AECL entered into the IPFA on December 31, 1996.  The IPFA was entered into to resolve litigation arising from AECL’s aborted MAPLE X10 project, which was intended to replace the National Universal Research (NRU) reactor.  The IPFA contained provisions for the engineering, procurement, construction and commissioning of the Dedicated Isotope Facilities and provisions for the supply of and payment for radioisotopes, pending the completion of the new facility and once produced by the new facilities.

In 2008, Nordion filed an initial court claim against AECL and the Government of Canada for negligence and breach of the IPFA in the amount of $1.6 billion, as well as a separate claim in an arbitration under the Interim and Long Term Supply Agreement (ILTSA) which replaced the IPFA in 2006.   The majority of the arbitration tribunal ruled 2:1 that Nordion's claim against AECL in the arbitration was precluded under the terms of the ILTSA.  Although Nordion was not entitled to a remedy under the ILTSA for the unilateral termination by AECL of the construction of the MAPLE facilities, the arbitration decision left it open to Nordion to pursue the IPFA court claim which was preserved under the ILTSA.  Having regard to the majority opinion in the arbitration, the amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower.  Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs.

The amended statement of claim under the IPFA seeks damages against AECL for negligence and breaches of the IPFA, among other things, during design and in construction supervision and quality assurance. The damages claimed are for the recovery of Nordion’s costs up to the end of the IPFA, net of certain amounts settled between  Nordion and AECL at the time of entering into the ILTSA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim that provides for the filing of the amended statement of claim by Nordion at this time.  The schedule then provides for AECL to file motions if it sees fit and to file a defence. Documentary productions and discoveries are currently anticipated to begin during 2013. Based on the current schedule, the matter would not be expected to be set down for trial before mid-2014.
Nordion legal costs associated with MAPLE arbitration cost determination and the pursuit of the IPFA lawsuit against AECL currently are expected to be approximately $2 million in fiscal 2013.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com
MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

SOURCE: Nordion